Exhibit 99.2

Yatra Online, Inc.

Financial statement for the year ended March 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2015.

Gurugram, India

June 11, 2018

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31,
		2016	2017	2018
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	8,130,710	9,036,286	11,746,416	180,409
Other revenue	9	214,524	320,527	502,097	7,712
Total revenue		8,345,234	9,356,813	12,248,513	188,121
Other income	10	26,662	25,282	90,001	1,382

Service cost		4,164,352	4,179,486	4,930,757	75,730
Personnel expenses	11	1,524,055	2,115,308	2,902,840	44,584
Marketing and sales promotion expenses		1,687,541	2,457,242	4,155,420	63,822
Other operating expenses	12	1,967,162	2,217,887	3,284,030	50,438
Depreciation and amortization	13	233,703	275,587	425,600	6,537
Results from operations		(1,204,917)	(1,863,415)	(3,360,133)	(51,608)

Share of loss of joint venture	14	(11,802)	(9,441)	(10,559)	(162)
Finance income	15	95,072	139,158	91,912	1,412
Finance cost	16	(111,973)	(149,863)	(153,056)	(2,351)
Listing and related expenses	44	—	(4,242,526)	—	—
Change in fair value of warrants		(3,167)	230,111	(563,253)	(8,651)
Loss before taxes		(1,236,787)	(5,895,976)	(3,995,089)	(61,360)
Tax expense	17	(6,515)	(40,987)	(56,887)	(874)
Loss for the year		(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent years (net of taxes)
Remeasurement loss on defined benefit plan	31	(9,403)	(8,140)	(4,860)	(75)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	31	(18,615)	44,997	(9,879)	(152)
Other comprehensive income / (loss) for the year, net of tax		(28,018)	36,857	(14,739)	(227)
Total comprehensive loss for the year, net of tax		(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Loss attributable to :
Owners of the Parent Company		(1,218,824)	(5,901,483)	(3,993,140)	(61,330)
Non controlling interest		(24,478)	(35,480)	(58,836)	(904)
Loss for the year		(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Total comprehensive loss attributable to :
Owners of the Parent Company		(1,246,632)	(5,864,482)	(4,007,784)	(61,556)
Non controlling interest		(24,688)	(35,624)	(58,931)	(905)
Total comprehensive loss for the year		(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Loss per share	18
Basic		(58.10)	(237.89)	(116.41)	(1.79)
Diluted		(58.10)	(237.89)	(116.41)	(1.79)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position as at March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31, 2017	March 31, 2018
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	141,646	241,694	3,712
Intangible assets and goodwill	20	1,609,103	2,225,263	34,177
Prepayments and other assets	21	4,935	11,238	173
Other financial assets	22	54,491	62,259	956
Term deposits	23	27,686	6,187	95
Other non financial assets	24	82,404	116,939	1,796
Deferred tax asset	25	35,874	102,649	1,577
Total non-current assets		1,956,139	2,766,229	42,486

Current assets
Inventories		14,222	23,175	356
Trade and other receivables	26	1,970,375	4,008,871	61,571
Prepayments and other assets	21	744,490	977,822	15,018
Income tax receivable		292,763	321,893	4,944
Other current financial assets	27	63,640	47,767	734
Term deposits	23	3,000,175	1,005,957	15,450
Cash and cash equivalents	28	1,532,629	2,465,073	37,860
Total current assets		7,618,294	8,850,558	135,933
Total assets		9,574,433	11,616,787	178,419

Equity and liabilities
Equity
Share capital	29	633	638	10
Share premium	29	14,438,936	14,962,615	229,805
Treasury shares	29	(54,371)	(30,084)	(462)
Other capital reserve	30	733,448	832,964	12,793
Accumulated deficit		(12,003,430)	(16,002,266)	(245,773)
Foreign currency translation reserve		22,271	11,215	172
Total equity attributable to equity holders of the Company		3,137,487	(224,918)	(3,455)
Total non controlling interest		52,082	(361)	(6)
Total equity		3,189,569	(225,279)	(3,461)

Non-current liabilities
Borrowings	32	30,902	359,969	5,529
Deferred tax liability	25	—	44,460	683
Employee benefits	34	55,207	73,322	1,126
Deferred revenue	35	458,703	599,612	9,209
Other financial liabilities	36	4,979	84	1
Other non-financial liability	37	3,598	5,815	89
Total non-current liabilities		553,389	1,083,262	16,637

Current liabilities
Borrowings	32	13,974	491,860	7,554
Trade and other payables	33	3,148,544	5,049,630	77,555
Employee benefits	34	49,147	81,311	1,249
Deferred revenue	35	539,562	871,098	13,379
Income taxes payable		14,563	2,755	42
Other financial liabilities	36	1,450,623	3,016,203	46,325
Other current liabilities	38	615,062	1,245,947	19,139
Total current liabilities		5,831,475	10,758,804	165,243
Total liabilities		6,384,864	11,842,066	181,880
Total equity and liabilities		9,574,433	11,616,787	178,419

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Preference share capital (Note 29)	Preference share premium (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	728,206	6,752	734,958

Loss for the year	—	—	—	—	(1,218,824)	—	—	(1,218,824)	(24,478)	(1,243,302)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	—	(18,615)	(18,615)	—	(18,615)
Remeasurement loss on defined benefit plan	—	—	—	—	(9,193)	—	—	(9,193)	(210)	(9,403)
Total other comprehensive loss	—	—	—	—	(9,193)	—	(18,615)	(27,808)	(210)	(28,018)

Total comprehensive loss	—	—	—	—	(1,228,017)	—	(18,615)	(1,246,632)	(24,688)	(1,271,320)

Share-based payments	—	—	—	—	—	19,370	—	19,370	—	19,370
Issue of share capital	—	—	17	827,858	—	—	—	827,875	—	827,875
Transaction with non controlling interest*	—	—	—	—	100,653	—	—	100,653	29,522	130,175
Total contribution by owners	—	—	17	827,858	100,653	19,370	—	947,898	29,522	977,420

Balance as at March 31, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

*Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the Parent is 97.85% as of March 31, 2016 (98.70%— March 31, 2015).

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Preference share capital (Note 29)	Preference share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at March 31, 2016	27	121,203	196	6,179,568	—	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058
Loss for the year	—	—	—	—	—	(5,901,483)	—	—	(5,901,483)	(35,480)	(5,936,963)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	—	—	44,997	44,997	—	44,997
Remeasurement loss on defined benefit plan	—	—	—	—	—	(7,996)	—	—	(7,996)	(144)	(8,140)
Total other comprehensive loss	—	—	—	—	—	(7,996)	—	44,997	37,001	(144)	36,857

Total comprehensive loss	—	—	—	—	—	(5,909,479)	—	44,997	(5,864,482)	(35,624)	(5,900,106)

Share-based payments	—	—	—	—	—	8,614	578,318	—	586,932	—	586,932
Exercise of options	1	24,502	—	—	7,230	—	(19,690)	(74)	11,969	—	11,969
Issue of treasury shares	1	50,381	—	—	(50,382)	—	—	—	—	—	—
Purchase of own shares	—	—	—	—	(11,219)	—	—	—	(11,219)	—	(11,219)
Issue of share capital	18	1,670,878	—	—	—	—	—	—	1,670,896	—	1,670,896
Capital transaction involving the issuance of shares pursuant to business combination (Refer to note 43)	48	6,474,085	—	—	—	—	—	—	6,474,133	—	6,474,133
Preference shares converted into ordinary shares	538	6,179,226	(196)	(6,179,568)	—	—	—	—	—	—	—
Transaction cost (Refer to note 43)	—	(81,339)	—	—	—	—	—	—	(81,339)	—	(81,339)
Contingent dividend	—	—	—	—	—	(2,755)	—	—	(2,755)	—	(2,755)
Change in non controlling interest*	—	—	—	—	—	(76,120)	—	—	(76,120)	76,120	—
Total contribution by owners	606	14,317,733	(196)	(6,179,568)	(54,371)	(70,261)	558,628	(74)	8,572,497	76,120	8,648,617

Balance as at March 31, 2017	633	14,438,936	—	—	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

*Change in non controlling interest represents shares of a subsidiary issued to the Parent Company; the percentage holding of the Parent is 98.20% as of March 31, 2017 (97.85%— March 31, 2016)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

Loss for the year	—	—	—	(3,993,140)	—	—	(3,993,140)	(58,836)	(4,051,976)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(9,879)	(9,879)	—	(9,879)
Remeasurement loss on defined benefit plan	—	—	—	(4,765)	—	—	(4,765)	(95)	(4,860)
Total other comprehensive loss	—	—	—	(4,765)	—	(9,879)	(14,644)	(95)	(14,739)

Total comprehensive loss	—	—	—	(3,997,905)	—	(9,879)	(4,007,784)	(58,931)	(4,066,715)

Share-based payments	—	—	—	2,802	727,118	—	729,920	—	729,920
Transaction with equity shareholders	—	(112,406)	—	—	—	—	(112,406)	—	(112,406)
Exercise of options	5	636,085	24,287	—	(650,860)	(1,177)	8,340	—	8,340
Issuance of warrants	—	—	—	—	23,258	—	23,258	—	23,258
Contingent dividend	—	—	—	2,755	—	—	2,755	—	2,755
Change in non controlling interest*	—	—	—	(6,488)	—	—	(6,488)	6,488	—
Total contribution by owners	5	523,679	24,287	(931)	99,516	(1,177)	645,379	6,488	651,867

Balance as at March 31, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

* Change in non controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.22% as of March 31, 2018 (98.20% as of March 31, 2017) (refer to Note 6)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31,
		2016	2017	2018
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(1,236,787)	(5,895,976)	(3,995,089)	(61,360)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	233,703	275,587	425,600	6,537
Listing and related expenses	44	—	4,069,760	—	—
Contingent dividend	44	—	292	(292)	(4)
Change in fair value of contingent consideration	43	—	—	294,344	4,521
Finance income	15	(94,345)	(134,097)	(83,041)	(1,275)
Finance costs	16	81,591	119,331	125,342	1,925
Unrealized foreign exchange loss/(gain)	16	4,524	4,205	(4,392)	(67)
Loss/(gain) on disposal of property, plant and equipment	10,19	212	(622)	(1,370)	(21)
Change in fair value of warrants		3,167	(230,111)	563,253	8,651
Excess provision written back	10	(36,096)	(43,790)	(42,614)	(654)
Advances/provision written off	10	7,179	12,047	11,703	180
Trade and other receivables provision / written-off	12	106,933	80,193	119,388	1,834
Share of loss of a joint venture	14	11,802	9,441	10,559	162
Share-based payment expense	11	19,370	586,932	729,920	11,211
Working capital changes:
Increase in trade and other receivables		(213,369)	(889,875)	(824,920)	(12,670)
Decrease in inventories		(2,546)	(3,086)	(4,006)	(62)
Increase in trade and other payables		731,366	508,345	1,898,796	29,161

Direct taxes paid (net of refunds)		(76,607)	(58,396)	(105,122)	(1,615)
Net cash used in operating activities		(459,903)	(1,589,820)	(881,941)	(13,546)

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	—	—	(353,457)	(5,429)
Investment in joint venture	14	(7,800)	(3,000)	—	—
Purchase of property, plant and equipment	19	(68,672)	(65,055)	(223,215)	(3,428)
Proceeds from sale of property, plant and equipment		780	2,975	2,297	35
Purchase/development of intangible assets	20	(239,098)	(408,643)	(353,061)	(5,423)
Investment in term deposits		(3,633,540)	(10,292,660)	(5,262,906)	(80,831)
Proceeds from term deposits		3,465,629	8,374,026	7,404,456	113,722
Interest received	15	7,152	11,829	6,945	107
Net cash from/(used in) investing activities		(475,549)	(2,380,528)	1,221,059	18,753

Cash flows from financing activities:
Issuance of shares pursuant to Business Combination (net of transaction cost)	43	—	3,970,168	—	—
Purchase of own shares	29	—	(11,219)	—	—
Proceeds from issue of share capital		846,283	1,675,773	5,801	89
Acquisition by non controlling interest		130,175	—	—	—
Transaction with equity shareholders		—	—	(112,406)	(1,726)
Proceeds of borrowings	32	726,616	—	1,400,239	21,506
Repayment of borrowings	32	(497,684)	(436,210)	(595,734)	(9,150)
Repayment of vehicle loan	32	(11,487)	(15,480)	(17,804)	(273)
Interest paid on term loan	16	(32,211)	(29,969)	(61,906)	(951)
Interest paid on vehicle loan	16	(2,485)	(3,308)	(4,092)	(63)
Interest paid on bank overdraft	16	(15,186)	(14,143)	(36,916)	(567)
Net cash from financing activities		1,144,021	5,135,612	577,182	8,865

Net decrease in cash and cash equivalents		208,569	1,165,264	916,300	14,072

Effect of exchange differences on cash and cash equivalents		(39,929)	(22,299)	16,144	249
Cash and cash equivalents at the beginning of the year		221,024	389,664	1,532,629	23,539
Closing cash and cash equivalents at the end of the year		389,664	1,532,629	2,465,073	37,860

Components of cash and cash equivalents:
Cash on hand		2,659	1,105	2,511	38
Balances with banks
On current account		263,016	1,230,028	2,218,400	34,072
On deposit accounts		—	—	11,099	171
Cash in transit		—	30,371	23,902	367
Credit card collection in hand		123,989	271,125	209,161	3,212
Total cash and cash equivalents		389,664	1,532,629	2,465,073	37,860

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

1.         Corporate information

Yatra Online, Inc. (the “Parent Company”) together with its subsidiaries (collectively, “the Company” or the “Group”) and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India, the United States and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is domiciled and incorporated in Cayman Island; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. Information on the Group structure is provided in Note 6.

On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin” or “TRTL”). Terrapin was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 (USD 212,750) in its IPO in July, 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Refer to Note 43.

On July 20, 2017, the Company, through its subsidiary, Yatra Online Private Limited (“Yatra India”) agreed to acquire all of the outstanding shares of Air Travel Bureau Limited (“ATB”) pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, ATB and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Company has agreed to acquire a majority of the outstanding shares of ATB (the “First Closing”) in exchange for an upfront payment of INR 509,999 (the “Upfront Payment”) and the balance of the outstanding shares of ATB (the “Second Closing”) will be acquired in exchange for the final payment to be made in third quarter of 2018 calendar year (the “Final Payment”). Refer to Note 43.

2.         Significant accounting policies

2.1       Basis of preparation

The consolidated financial statements for March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The consolidated financial statements of the Company for the year ended March 31, 2018 were authorized for issuance by the Group’s board of directors on June 11, 2018.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss and other comprehensive loss.

Certain reclassifications have been made in the consolidated financial statements of prior periods to conform to the classification used in the current period. The impact of such reclassifications on the consolidated financial statements is not material.

During the current year, the Company has separately presented listing and related expenses, which were shown as ‘exceptional item’ in the previous year statement of profit and loss and other comprehensive loss. In line with this, the Company has also removed sub-total ‘Loss before exceptional items and income taxes’, which was presented in the previous year statement of profit and loss and other comprehensive loss. Additionally, ‘Change in fair value of warrants’ has been separately presented on the face of statement of profit or loss and other comprehensive loss, as against part of finance income/cost in the previous period. The management believes that these changes will help users toward better understanding the financial performance of the company.

2.2       New standards, interpretations and amendments adopted by the Group

IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods.

IFRS 2 Share-based Payment

In June 2016, IASB issued the amendments to IFRS 2 Share-based Payments, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification.

Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has early adopted the amendment with effect from April 1, 2017 and the impact of the same has been taken in the consolidated financial statements.

2.3       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as disclosed in Note 6.

A subsidiary is an entity controlled by the Group. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns.

Subsidiaries are fully consolidated from the date on which the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies and accounting period in line with those used by the Group. All intra-group transactions, balances, income and expenses and cash flows are eliminated on consolidation.

Non controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non controlling interests consist of the amount of those interests at the date of the business combination and the non controlling interests’ share of changes in equity since that date.

Profit or loss and each component of other comprehensive income/ loss (OCI) are attributed to the equity holders of the parent of the Group and to the non controlling interests, even if this results in the non controlling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

2.4       Foreign currencies

The Group’s presentation currency is Indian national rupee (INR). The Parent Company’s functional currency is United States dollar (USD). The Company’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2018, March 31, 2017 and March 31, 2016, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transactions first qualify for recognition.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss and other comprehensive loss.

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2018, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018 and consolidated statement of cash flows for year ended March 31, 2018 were converted into USD at the exchange rate of 65.11 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS.

2.5       Summary of significant accounting policies

Joint ventures

The Group’s investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in the joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. The statement of profit or loss and other comprehensive loss reflects the Group’s share of the results of operations of the joint venture. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement  of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group.

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as ‘Share of loss of a joint venture’ in the statement of profit or loss and other comprehensive loss.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition-related costs are expensed as incurred in statement of profit or loss and other comprehensive loss.

When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for Non controlling Interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of profit or loss and other comprehensive loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s Cash Generating Units (CGUs) (refer to Note 20) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Business combinations which do not fall under the scope as defined under IFRS 3, are accounted in accordance with relevant IFRS as issued by the IASB and other relevant pronouncements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment. The Group assesses its revenue arrangement against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets and as principal in case of sale of holiday packages.

The Group provides travel products and services to leisure, corporate travelers (B2E — Business to Enterprise) and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Hotels and Packages

Revenue from hotel reservation is recognized as an agent on a net commission earned basis.

Revenue from packages are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotel, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

Revenue is recognized net of cancellations received during the period, refunds, and service taxes.

Revenue is allocated between the loyalty program and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

The Group  receives  upfront  fee from  Global  Distribution  System (“GDS”)  providers  for  facilitating the  booking of  airline tickets  on  its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions have been complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

The Group has assessed and determined to present grants as other income in the statement of profit or loss and other comprehensive loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Marketing and sales promotion expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services. Such costs are the amounts paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media.  Advertising and business promotion costs are recognized when incurred.

Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Finance income and expenses

Finance income comprises interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in the statement of profit or loss and other comprehensive loss, using the effective interest rate method (EIR).

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, and impairment losses recognized on financial assets. Interest expense is recognized in the statement of profit or loss and other comprehensive loss using EIR.

Taxes

Current tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss and other comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside consolidated statement of profit or loss and other comprehensive loss is recognized, deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Minimum Alternative Tax

Minimum Alternative Tax (‘MAT’) expense under the provisions of the Indian Income-tax Act, 1961 is recognized as an asset in the statement of financial position when it is probable that future economic benefit associated with it in the form of adjustment of future income tax liability, will flow to the Company and the asset can be measured reliably. MAT credit entitlement is set off to the extent allowed in the year in which the Company becomes liable to pay income taxes at the enacted tax rates. MAT credit entitlement is reviewed on every period end and is written down to reflect the amount that is reasonably certain to be set off in future years against the future income tax liability. MAT credit entitlement is included as part of deferred tax asset.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.  All repair and maintenance costs are recognized in the statement of profit or loss and other comprehensive loss as incurred.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss and other comprehensive loss when the asset is derecognized.

Depreciation is calculated on straight line basis using the rates arrived at based on the estimated useful lives of the assets as follows:

Computer and peripherals	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Vehicles	Term of loan/lease or useful life (5-7 years as applicable) whichever is shorter.

Leasehold improvements are amortized over the lower of primary lease period or economic useful life.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization (calculated on a straight-line basis over their useful lives) and accumulated impairment losses, if any.

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in the statement of profit or loss and other comprehensive loss in the period in which the expenditure is incurred.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

• The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

• Its intention to complete and its ability and intention to use or sell the asset

• How the asset will generate future economic benefits

• The availability of resources to complete the asset

• The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit in the statement of profit or loss and other comprehensive loss.

Goodwill is initially recognized at cost and is subsequently measured at cost less any accumulated impairment losses.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss recognized in the statement of profit or loss and other comprehensive loss on disposal.

Intangible assets with finite life are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in the statement of profit or loss and other comprehensive loss.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Intangible assets are amortized as below:

Agent / Supplier relationships	2.5 — 10 years
Non-compete agreements	3.5 - 6.5 years
Trademarks	10 — 20 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter
Customer relationships	15 years

Leases

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership by the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss and other comprehensive loss.

A leased asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss and other comprehensive loss on a straight-line basis over the lease term.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to- maturity investments or available-for-sale (AFS), as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Subsequent measurement

Financial assets measured at amortized cost

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of profit or loss and other comprehensive loss. The losses arising from impairment are recognized in the statement of profit or loss and other comprehensive loss

This category applies to trade and other receivables, term deposits, security deposits and employee loans. For more info on receivables, refer to Note 26.

Impairment of financial assets

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of the asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that   there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss and other comprehensive loss. Interest income (recorded as finance income in the statement of profit or loss and other comprehensive loss) continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the statement of profit or loss and other comprehensive loss.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables,   net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts and share warrants.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include share warrants for which gain or loss is routed through profit or loss.  For more details on share warrants, refer to Note 32.

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive loss. This category applies to interest-bearing borrowings, trade and other payables.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium. Share options exercised during the reporting period are satisfied with treasury shares.

Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks, payment gateways and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on FIFO (First in First out) basis and net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories include tickets for amusement parks.

Impairment of non financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually or when there are indicators that an asset may be impaired, for impairment. Assets that are subject to depreciation and amortization are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or when annual impairment testing for an asset is required. Such circumstances include, though are not limited to, significant or sustained decline in revenues or earnings and material adverse changes in the economic environment.

Impairment test for goodwill is performed at the level of each CGU or groups of CGUs expected to benefit from acquisition-related synergies and represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment losses, if any, are recognized in the statement of profit or loss and other comprehensive loss as a component of depreciation and amortization expense.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

An impairment loss in respect of goodwill is not reversed. Other impairment losses are only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognized.

Compound instruments

Compound financial instruments issued by the group comprise of non-redeemable convertible preference share that can be converted to equity shares at the option of the holder.

The Group classifies financial instrument as equity if the instrument includes no contractual obligation to deliver cash or other financial asset to the holder and will be settled in fixed numbers of the Parent Company’s own equity instruments.

Provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount  of the obligation. The expense relating to any provision is presented in the statement of profit or loss and other comprehensive loss.

Contingent liabilities are recognized at their fair value only, if they were assumed as part of a business combination. Contingent assets are not recognized. However, when the realization of income is virtually certain, then the related asset is no longer a contingent asset, and is recognized as an asset. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

Employment benefit plan

The Group’s post-employment benefits include defined benefits plan and defined contribution plans. The Group also provides other benefits in the form of deferred compensation and compensated absences.

Under the defined benefit retirement plan, the Group provides obligation in the form of Gratuity under the Indian Payment of Gratuity Act 1972. Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee’s salary and years of service with the Group.

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognized as an asset or liability in the statement of financial position. Scheme liabilities are calculated using the projected unit credit method and applying the principal actuarial assumptions as at the date of statement of financial position. Plan assets are assets that are qualifying insurance policies.

All expenses excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in the statement of profit or loss and other comprehensive loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years. The Group’s contribution’s to defined contribution plans are recognized in statement of profit or loss and other comprehensive loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

The employees of the Group are entitled to compensated absences. The employees can carry forward up to the specified portion of the unutilized accumulated compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Group records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Group measures the expected cost of compensated absences as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Group recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. Any actuarial gains or losses are recognized in the statement of profit or loss and other comprehensive loss in the period in which they arise.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Share-based payments / Restricted stock units (RSU’s)

Employees (including senior executives) of the Group receive part of their remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using Black-Scholes valuation model, further details of which are given in Note 30.

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has  expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss and other comprehensive loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

Earnings (loss) per share

The Group’s Earnings (Loss) per Share (‘EPS’) is determined based on the net profit attributable to the shareholders’ of the parent company. Basic EPS is computed using the weighted average number of shares outstanding during the year.

Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including convertible preference shares, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

If the number of ordinary or potential ordinary shares outstanding increase as a result of a capitalization, bonus issue or share split, or decrease as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented is adjusted respectively, further details of which are given in Note 18

Listing and related expenses

Listing and related expenses refer to items of expense within the statement of profit or loss and other comprehensive loss which have been incurred in order to acquire listing status as well as raise additional capital through the issuance of shares of its capital stock, which are non-recurring and are of such size, similar nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group, further details of which are given in Note 44.

3.         Standards and interpretations issued but not effective

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

The effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Retrospective application is required, but comparative information is not compulsory. The Group is required to adopt the standard by the financial year commencing April 1, 2018. The Group is currently evaluating the requirements of IFRS 9, on its consolidated financial statements and related disclosures.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

IFRS 15 Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective).

Effective April 1, 2018, the Company will adopt the new revenue recognition standard, IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”). The Company will adopt the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

The Company is still evaluating the impact of the new accounting standard, including the accounting for certain marketing and sales promotion expenses, which is not likely to have a material impact on the consolidated financial statements of the Company except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. As the interpretation of the new rules continue to evolve, the Company will continue to monitor the developments and evaluate the impact of such rules on consolidated financial statements of the Company.

IFRS 16 Leases

In January 2016, IASB issued standard, IFRS 16 Leases. IFRS 16 supersedes IAS 17 Leases; IFRIC 4 Determining whether an Arrangement contains a Lease; SIC-15 Operating Leases—Incentives; and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The effective date of IFRS 16 is annual periods beginning on or after January 1, 2019. Earlier adoption of the Standard is permitted if IFRS 15 Revenue from Contracts with Customers is adopted at or before the date of initial application of IFRS 16. The Group is required to adopt the standard by the financial year commencing April 1, 2019. The Group is currently evaluating the requirements of IFRS 16 on its consolidated financial statements and related disclosures.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

In December 2016, IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on its consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on its consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

4.         Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities in future periods.

4.1       Significant judgments in applying the Group’s accounting policies

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency

Each entity in the Group determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. IAS 21, The Effects of Changes in Foreign Exchange Rates prescribes the factors to be considered for the purpose of determination of functional currency. However, in respect of parent company and certain intermediary foreign operations of the Group, the determination of functional currency might not be very obvious due to mixed indicators like the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4.2       Significant accounting estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

a)        Impairment reviews

An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management’s expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgment is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

The Group prepares and internally approves formal five year plans, as applicable, for its businesses and uses these as the basis for its impairment reviews. The consistent use of such robust five year information for management reporting purpose, the Group uses five year plans for the purpose of impairment testing. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

The key assumptions used to determine the recoverable amount for the CGUs, including sensitivity analysis, are disclosed and further explained in Note 20.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)        Allowance for uncollectible trade receivables and advances

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Additionally, a large number of minor receivables is grouped into homogeneous groups and assessed for impairment collectively. Individual trade receivables are written off when management deems them not to be collectible.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

c)         Loyalty programs

The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the program or when it is no longer probable that the points under the program will be redeemed. Also refer to Note 35.

d)        Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. The Group has not recognized deferred tax asset on unused tax losses and temporary differences in most of the subsidiaries of the Group. Also refer to Note 25.

e)         Defined benefit plans

The costs of post retirement benefit obligation under the Gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Also refer to Note 34 for assumptions and sensitivities.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

5. Segment information

For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has following reportable segments. The LOBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LOBs, Chief Executive Officer (CEO) reviews internal management reports. Accordingly, the Chief Executive Officer (CEO) is construed to be the Chief Operating Decision Maker (CODM). Segment revenue less service cost from each LOB’s are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.  Air Ticketing:  Through internet and mobile based platform and call-centers , the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.

2.  Hotels and Packages: Through an internet and mobile based platform, call-centers and branch offices, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed tour and package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.

3.  Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of coupons and vouchers, income from sale of rail and bus tickets and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31,			March 31,			March 31,			March 31,
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,423	607,346	8,345,234	9,356,813	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)
Segment results	2,876,688	3,656,976	5,012,931	1,060,784	1,146,928	1,697,479	243,410	373,423	607,346	4,180,882	5,177,327	7,317,756
Other income										26,662	25,282	90,001
Unallocated expenses										(5,178,758)	(6,790,437)	(10,342,290)
Operating loss (before depreciation and amortization)										(971,214)	(1,587,828)	(2,934,533)
Finance cost										(111,973)	(149,863)	(153,056)
Depreciation and amortization										(233,703)	(275,587)	(425,600)
Finance income										95,072	139,158	91,912
Share of loss of joint venture										(11,802)	(9,441)	(10,559)
Change in fair value of warrants										(3,167)	230,111	(563,253)
Listing and related expenses (refer note 44)										—	(4,242,526)	—
Loss before taxes										(1,236,787)	(5,895,976)	(3,995,089)
Tax expense										(6,515)	(40,987)	(56,887)
Loss for the year										(1,243,302)	(5,936,963)	(4,051,976)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Geographical information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets:

	Non-current Assets*
	March 31, 2017	March 31, 2018
India	1,734,022	2,454,884
Others	16,728	12,073
Total	1,750,750	2,466,957

*Non-current assets presented above represent property, plant and equipment and intangible assets and goodwill.

Major customers:

Considering the nature of business, customers primarily include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

6. Group information

The consolidated financial statements of the Group include:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2017		March 31, 2018
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	****	100	****
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
ACD Tours and Travel SDN. BHD. (Malaysia)*	Travel & Travel related services	Malaysia	—		—
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Private Limited	Travel & Travel related services	India	98.20	**	98.22	***
Yatra Corporate Hotel Solutions P. Ltd. (formerly known as Intech Hotel Solutions P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
TSI Yatra Private Limited (formerly known as TSI-Travel Services International P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
Yatra TG Stays Private Limited (formerly known as D.V. Travels Guru Private Limited)	Travel & Travel related services	India	98.20	**	98.22	***
Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
Air Travel Bureau Limited	Travel & Travel related services	India	—		100	*****

* ACD Tours and Travel SDN. BHD. (Malaysia) incorporated as a subsidiary of Asia Consolidated DMC Pte. Ltd., was liquidated during the financial year 2016-17.

** Remaining shares of 1.80% are held by minority shareholders as at March 31, 2017

*** Remaining shares of 1.78% are held by minority shareholders as at March 31, 2018

****Includes 31.74% Class F shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F shares in the Company having no economic value and have an exchange right to acquire ordinary shares of the Company.

*****During the financial year ending March 31, 2018, the company had acquired 51% shareholding in ATB on July 31, 2017, with the obligation to acquire the remaining  49% shareholding pursuant to the terms of Share Purchase Agreement (SPA). Refer to Note 43.

Joint Venture

The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2017: 50%). For more detail, refer to Note 14.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,		As at March 31,
	2017	2018	2017	2018
Financial assets
Assets carried at amortized cost
Trade and other receivables	1,970,375	4,008,871	1,970,375	4,008,871
Cash and cash equivalents	1,532,629	3,065,072	1,532,629	3,065,072
Term deposits	3,027,861	412,144	3,027,861	412,144
Other financial assets	120,057	117,954	120,057	117,954
Total	6,650,921	7,604,041	6,650,921	7,604,041

Financial liabilities
Liabilities carried at fair value
Share warrants	1,337,418	1,914,604	1,337,418	1,914,604
Contingent dividend	2,913	—	2,913	—
Liability for acquisition of business	—	904,727	—	904,727
Total	1,340,331	1,914,604	1,340,331	1,914,604

Liabilities carried at amortized cost
Trade and other payables	3,148,544	5,049,630	3,148,544	5,049,630
Borrowings	44,877	859,476	44,877	859,476
Other liabilities	245,978	537,023	245,978	537,023
Total	3,439,399	6,446,129	3,439,399	6,446,129

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	3,027,861	—	3,027,861
Other financial assets	—	120,057	—	120,057
Total assets	—	3,147,918	—	3,147,918
Liabilities carried at fair value
Warrants	1,335,189	—	2,229	1,337,418
Contingent dividend	—	—	2,913	2,913
Liabilities carried at amortized cost
Borrowings	—	44,877	—	44,877
Total Liabilities	1,335,189	44,877	5,142	1,385,208

	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	412,144	—	412,144
Other financial assets	—	117,954	—	117,954
Total assets	—	530,098	—	530,098

Liabilities carried at fair value
Warrants	1,914,520	—	84	1,914,604
Liability for business acquisition	—	—	904,727	904,727
Liabilities carried at amortized cost
Borrowings	—	859,476	—	859,476
Total Liabilities	1,914,520	859,476	904,811	3,678,807

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2018 and March 31, 2017 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial Instruments measured at fair value:
Warrants

Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.

		Expected term: 2.66 years (PY: 3.16 years) Risk free rate: 2.26% (PY: 1.56%)	The estimated fair value would increase (decrease) if : • the expected term were higher (lower) • the risk free rate were higher (lower)

Quoted warrants	Fair market value	—	—

Contingent dividend	Fair value - simulation model	Discounting period: Nil (PY: 1.13 to 1.62 years) Risk free rate: Nil (PY: 2.81%)	The estimated fair value would increase (decrease) if : • the expected discounting period were higher (lower) • the risk free rate were higher (lower)
Liability for business acquisition (refer to Note 43)	Actual as per the terms of share purchase agreement	Adjusted earning of acquired entity	—

B. Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	—

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	—

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	—

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Below is reconciliation of fair value measurements categorized within Level 1 & Level 3 of the fair value hierarchy

	April 1, 2016	Acquired liability (refer to Note 43)	Charge to profit or loss	Charged to equity	Converted to equity	Effects of movements in foreign exchange rates	March 31, 2017	Business acquisition (refer to Note 43)	Charge to profit or loss	Charged to equity	Effects of movements in foreign exchange rates	March 31, 2018
Silicon Valley Bank - Convertible Preference shares - Series D	2,087	—	2,006	—	(4,093)	—	—	—	—	—	—	—
Silicon Valley Bank - Convertible Preference shares - Series E	1,591	—	1,557	—	(3,148)	—	—	—	—	—	—	—
Macquarie Corporate Holdings Pty Limited - Ordinary Warrants	3,319	—	(1,463)	—	—	373	2,229	—	(2,137)	—	(8)	84
Quoted Warrants	—	1,631,672	(232,211)	—	—	(64,273)	1,335,188	—	565,390	—	13,942	1,914,520
Contingent dividend	—	—	292	2,755	—	(134)	2,913	—	(279)	(2,755)	121	—
Liability for business acquisition (refer to Note 43)	—	—	—	—	—	—	—	610,383	294,344			904,727
Total	6,997	1,631,672	(229,819)	2,755	(7,241)	(64,034)	1,340,330	610,383	857,318	(2,755)	14,055	2,819,331

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

8. Revenue from rendering of services

	March 31,
	2016	2017	2018
Air Ticketing	2,876,688	3,656,976	5,012,931
Hotels and Packages	5,225,136	5,326,414	6,628,236
Other Services	28,886	52,896	105,249
Total	8,130,710	9,036,286	11,746,416

9. Other revenue

	March 31,
	2016	2017	2018
Marketing revenue	214,524	320,527	502,097
Total	214,524	320,527	502,097

Primarily comprising advertising revenue and fees for facilitating website access to a travel insurance company.

10. Other income

	March 31,
	2016	2017	2018
Liabilities written back	21,879	20,716	15,441
Government grant	—	—	69,573
Gain on sale of property, plant and equipment (net)	—	622	1,369
Miscellaneous income	4,783	3,944	3,618
Total	26,662	25,282	90,001

Government grant represent the Company’s entitlement to receive duty credit script as grant under Service Exports from India Scheme (SEIS) from government of India on achievement of certain conditions as notified under the scheme, such scrips can be utilized against the payment of custom duty at the time of import of goods or services to India.

Liabilities written back represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

11. Personnel expenses

	March 31,
	2016	2017	2018
Salaries, wages and other short term employee benefits	1,382,863	1,392,666	1,981,076
Contributions to defined contribution plans	71,348	77,822	104,958
Expenses related to defined benefit plans	10,494	14,716	26,589
Share based compensation costs	19,370	586,932	729,920
Employee welfare expenses	39,980	43,172	60,297
Total	1,524,055	2,115,308	2,902,840

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

12. Other operating expenses

	March 31,
	2016	2017	2018
Commission	558,109	746,959	894,504
Communication	64,133	65,774	71,825
Legal and professional fees	208,818	203,449	308,625
Outsourcing fees	23,614	33,888	40,242
Payment gateway and other charges	483,039	535,058	743,018
Advances written-off (refer to Note 21)	7,179	12,047	11,703
Trade and other receivables written-off (refer to Note 26)	106,933	80,193	119,388
Duties and taxes	9,242	12,963	95,413
Rent	142,350	148,738	178,650
Repairs and maintenance	203,160	227,678	300,889
Travelling and conveyance	117,863	112,216	138,242
Insurance	1,673	12,067	39,117
Remeasurement of contingent consideration (refer to Note 43)	—	—	294,344
Corporate social responsibility (CSR) expense	—	—	10,245
Miscellaneous expenses	41,049	26,857	37,825
Total	1,967,162	2,217,887	3,284,030

13. Depreciation and amortization

	March 31,
	2016	2017	2018
Depreciation	51,374	64,894	104,550
Amortization	182,329	210,693	321,050
Total	233,703	275,587	425,600

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture

The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

Group contributed on March 31, 2018: Nil (March 31, 2017: 3,000 and March 31, 2016: INR 7,800) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2017	2018
Current assets, including cash and cash equivalents INR 4,614 (March 31, 2017: INR 1,134)	2,406	6,686
Non-current assets	294	314
Current liabilities	(16,650)	(41,973)
Non-current liabilities	(130)	(227)
Equity	(14,080)	(35,200)
Group’s carrying amount of the investment	(7,040)	(17,600)
Transferred to other liabilities (refer to Note 38)	7,040	17,600
Net carrying amount of investment	—	—

Summarized statement of profit or loss of ANN:

	March 31,
	2016	2017	2018

Revenue	1,870	5,491	12,181
Administrative expenses, including depreciation INR 173 (March 31, 2017: INR 3,401 and March 31, 2016: INR 6,162)	(25,464)	(24,359)	(33,215)
Finance cost	(11)	(13)	(84)
Loss before tax	(23,605)	(18,881)	(21,118)
Income tax expense	—	—	—
Loss for the year	(23,605)	(18,881)	(21,118)
Group’s share of loss for the year	(11,802)	(9,441)	(10,559)

The joint venture had no other contingent liabilities or capital commitments as at March 31, 2018 and March 31, 2017. ANN can’t distribute its profits without the consent from the two venture partners.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

15. Finance income

	March 31,
	2016	2017	2018
Interest income on :
- Bank deposits	89,131	125,697	74,197
- Others	727	5,061	8,870
Unwinding of discount on other financial assets	5,214	8,400	8,845
Total	95,072	139,158	91,912

16. Finance cost

	March 31,
	2016	2017	2018
Bank charges	15,653	16,007	22,334
Foreign exchange loss (net)	14,729	14,525	8,154
Interest on borrowings	58,765	77,421	122,568
Unwinding of discount on other financial liability	22,826	41,910	—
Total	111,973	149,863	153,056

17. Income taxes

Loss for the year before income taxes are as follows:

	March 31,
	2016	2017	2018
Domestic	(100,699)	(4,711,481)	(1,481,129)
Foreign operations	(1,136,088)	(1,184,495)	(2,513,960)
Total	(1,236,787)	(5,895,976)	(3,995,089)

The major components of income tax expense for the years ended 31 March, 2018, 2017 and 2016 are:

	March 31,
	2016	2017	2018
Current Period	2,151	30,822	74,583
Current income tax expenses	2,151	30,822	74,583
Origination and reversal of temporary differences	8,769	10,165	(17,696)
Current year losses for which deferred tax is recognized	(4,405)	—	—
Deferred tax (benefit)/ expense	4,364	10,165	(17,696)
Total income tax expenses as reported in statement of profit or loss	6,515	40,987	56,887

Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2016	2017	2018
Loss for the year	(1,243,302)	(5,936,963)	(4,051,976)
Income tax expense	6,515	40,987	56,887
Loss before income taxes	(1,236,787)	(5,895,976)	(3,995,089)
Expected tax expense at statutory income tax rate	(353,298)	(344,626)	(769,353)
Non deductible expenses	4,301	(316)	107,496
Utilization of previously unrecognized tax losses	(5,337)	(12,766)	(5,342)
Current year losses for which no deferred tax asset was recognized	355,417	338,682	887,997
Change in unrecognized temporary differences	5,108	61,132	(177,244)
Effect of change in tax rate	—	(4,120)	12,507
Others	324	3,001	826
	6,515	40,987	56,887

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

The domicile of the Parent Company is Cayman Islands. The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.75% to 34.61% (March 31, 2017: 30.9% to 34.61%) in India and 17% (March 31, 2017: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

18. Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The impact of the dilutive potential ordinary shares is anti-dilutive for the year presented.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	March 31,
	2016*	2017	2018
Loss attributable to ordinary shareholders	(1,218,824)	(5,901,483)	(3,993,140)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	20,976,502	24,807,122	34,301,152

Basic loss per share	(58.10)	(237.89)	(116.41)
Diluted loss per share	(58.10)	(237.89)	(116.41)

*Includes ordinary equity shares and preference shares that have been issued upon the conversion of a mandatorily convertible preference shares (Series A to F) are included in the calculation of weighted average basic earnings per share.

Refer to Note 29 for the detailed movement in share capital during the financial year.

On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options. Consequently, the basic and diluted earnings per share for all periods presented are adjusted retrospectively.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2018, 993,737 ordinary shares (March 31, 2017: 555,941 and March 31, 2016: 342,917), issuable against employee share options and restricted employee share options, 742,402 ordinary shares (March 31, 2017: 742,402 and March 31, 2016: 716,721) issuable against conversion right with subsidiary’s ordinary shares and 746 ordinary shares (March 31, 2017: 791 and March 31, 2016: 286), issuable against equity instruments, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

For calculation of diluted EPS, since the exercise price of share warrants is greater than fair market value, these are assumed  to be out of money and considered not to be exercisable as on balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
At March 31, 2016	43,068	267,673	13,808	88,118	39,373	452,040
Additions	2,344	49,058	691	28,331	2,979	83,403
Disposals/adjustment	(853)	(59,921)	(2,759)	(9,355)	(12,911)	(85,799)
Effects of movements in foreign exchange rates	(99)	(104)	(20)	(2,031)	(32)	(2,286)
At March 31, 2017	44,460	256,706	11,720	105,063	29,409	447,358
Acquisitions through business combinations (refer to Note 43)	30,149	7,238	4,817	5,919	7,890	56,013
Additions	—	106,805	678	34,698	5,890	148,071
Disposals/adjustment	(9,645)	(3,198)	(41)	(10,270)	(812)	(23,966)
Effects of movements in foreign exchange rates	137	692	38	2,531	45	3,443
At March 31, 2018	65,101	368,243	17,212	137,941	42,422	630,919

Depreciation
At March 31, 2016	33,105	212,321	10,513	41,150	28,388	325,477
Charge for the year	4,825	36,812	1,519	17,401	4,337	64,894
Disposals/adjustment	(726)	(59,695)	(2,536)	(7,748)	(12,719)	(83,424)
Effects of movements in foreign exchange rates	(80)	(64)	(14)	(1,067)	(10)	(1,235)
At March 31, 2017	37,124	189,374	9,482	49,736	19,996	305,712
Charge for the year	11,447	63,351	1,519	22,221	6,012	104,550
Disposals/adjustment	(9,645)	(3,055)	(41)	(9,396)	(752)	(22,889)
Effects of movements in foreign exchange rates	117	56	21	1,639	19	1,852
At March 31, 2018	39,043	249,726	10,981	64,200	25,275	389,225

At March 31, 2017	7,336	67,332	2,238	55,327	9,413	141,646
At March 31, 2018	26,058	118,517	6,231	73,741	17,147	241,694

The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 105,669 (March 31, 2017: INR 63,701) are pledged.

The carrying value of vehicles held under finance leases have a Gross book value INR 37,222 (March 31, 2017: INR 34,692), depreciation charge for the year INR 5,319 (March 31, 2017: INR 4,956), Accumulated depreciation INR 26,037 (March 31, 2017: INR 19,310), net book value INR 11,186 (March 31, 2017: INR 15,382). Leased assets are pledged as security for the related finance lease.

The carrying value of vehicles held under vehicle loan have a gross book value of INR 92,515 (March 31, 2017: INR 59,715), depreciation charge for the year of INR 15,276 (March 31, 2017: INR 10,130), accumulated depreciation of INR 31,651 (March

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

31, 2017: INR 19,770), net book value of INR 60,899 (March 31, 2017: INR 39,945). Vehicles are pledged as security against the related vehicle loan.

In the statement of cash flows, proceeds from vehicle loan of INR 25,406 (March 31, 2017: INR 18,312, March 31, 2016: INR 14,637) has been adjusted against purchase of property, plant and equipment.

The Company has written off fully depreciated assets from the books of accounts having gross value INR 1,875 (March 2017: INR 73,594).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
At March 31, 2016	702,935	52,175	222,169	—	3,200	271,329	653,666	145,395	2,050,869
Additions	382,492	5,000	—	—	—	—	—	391,687	779,179
Disposals/adjustment	—	—	—	—	—	—	—	(370,455)	(370,455)
Effects of movements in foreign exchange rates	(181)	(1,155)	—	—	—	—	—	—	(1,336)
At March 31, 2017	1,085,246	56,020	222,169	—	3,200	271,329	653,666	166,627	2,458,257
Acquisitions through business combinations (refer to Note 43)	898	—	—	134,682	16,861	—	307,520	—	459,961
Additions	532,290	—	—	—	—	—	—	475,119	1,007,409
Disposals/adjustment	—	—	—	—	—	—	—	(529,618)	(529,618)
Effects of movements in foreign exchange rates	(462)	278	—	—	—	—	—	—	(184)
At March 31, 2018	1,617,972	56,298	222,169	134,682	20,061	271,329	961,186	112,128	3,395,825
Amortization
At March 31, 2016	423,962	44,150	115,314	—	2,707	53,631	—	—	639,764
Charge for the year	172,336	6,831	17,097	—	492	13,937	—	—	210,693
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	(91)	(1,213)	(1)	—	1	1	—	—	(1,303)
At March 31, 2017	596,207	49,768	132,410	—	3,200	67,569	—	—	849,154
Charge for the year	279,564	1,401	17,097	5,986	3,066	13,936	—	—	321,050
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	79	277	—	—	—	2	—	—	358
At March 31, 2018	875,850	51,446	149,507	5,986	6,266	81,507	—	—	1,170,562
At March 31, 2017	489,039	6,252	89,759	—	—	203,760	653,666	166,627	1,609,103
At March 31, 2018	742,122	4,852	72,662	128,696	13,795	189,822	961,186	112,128	2,225,263

The Group has taken bank guarantee facility against which Computer software and websites and intellectual property rights of a subsidiary of the Group amounting to INR 667,882 (March 31, 2017:  INR 402,536) are pledged.

The Company has written off fully depreciated assets from the books of accounts having gross value Nil (March 2017: Nil).

Impairment reviews

Goodwill acquired through business combinations having indefinite lives are allocated to the CGUs. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segment. Carrying amount of goodwill has been allocated to the respective acquired subsidiaries level as follows:

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017	2018
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited	549,996	549,996
Air Travel Bureau Limited (refer to Note 43)	—	307,520
Total	653,666	961,186

The recoverable amount of all CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year’s financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in value in use calculations:

	March 31,
	2017	2018
Discount rate	18%	18%
Terminal Value growth rate	5% - 7.5%	5%
EBITDA margin over next 5 years	6.5% - 38%	10.7% - 56.4%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

Based on the above, no impairment was identified as of March 31, 2018 and March 31, 2017 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

21. Prepayments and other assets

	March 31,
	2017	2018
Current
Advance to vendors (net of allowance)	637,991	854,942
Advance to joint venture (refer to note 42)	86	7,759
Balance with tax authorities	19,600	36,222
Prepaid expenses	84,885	70,971
Due from employees	1,926	7,928
Total	744,490	977,822

Non-current
Prepaid expenses	4,935	3,403
Defined benefit plan asset (refer to note 34)	—	7,835
	4,935	11,238

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2017	2018
Balance at the beginning of the year	—	12,047
Provisions accrued during the year	12,047	11,703
Amount written off during the year	—	(11,582)
Balance at the end of the year	12,047	12,168

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

22.       Other financial assets, non-current

	March 31,
	2017	2018
Security deposits	53,860	61,848
Interest accrued on term deposits	631	411
Total	54,491	62,259

Security deposit represents fair value of amount paid to landlord for the lease premises. As on March 31, 2018, remaining tenure for security deposits ranges from 1 to 6 years.

In the statement of cash flows, interest reinvested on term deposits INR 251 (March 31, 2017: 2,229) has been adjusted against interest received under investing activities.

23.       Term deposits

	March 31,
	2017	2018
Fixed deposits with banks	3,027,861	1012,144
Total	3,027,861	1012,144
Non-current	27,686	6,187
Current	3,000,175	1005,957
Total	3,027,861	1012,144

Term deposits as on March 31, 2018, include INR 831,660 (March 31, 2017: INR 1,025,540) pledged with banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facility (Refer to Note 32). Tenure for term deposits range from 90 days to 2 years.

24.       Other non financial assets, non-current

	March 31,
	2017	2018
Fair value adjustment - financial assets	11,818	13,168
Restricted asset	70,586	103,771
Total	82,404	116,939

Fair value adjustment - financial assets represents unamortised portion of the difference between the fair value of the financial assets (security deposit) on initial recognition and the amount paid.

Restricted asset include INR 69,063 (March 31, 2017: 37,117) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 8,468 (March 31, 2017: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2017: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. The service tax amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items :

	As at March 31,
	2017	2018
Deductible temporary differences	100,688	178,275
Tax loss carry forward and unabsorbed depreciation	1,599,747	1,929,178
Total	1,700,435	2,107,453

In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 573,762 (March 31, 2017: 329,462) and tax losses of INR 6,159,435 (March 31, 2017: 4,265,167) and unabsorbed depreciation of INR 1,759,363 (March 31, 2017: 912,006), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2025 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognised Deferred Tax Assets and Liabilities

Deferred tax assets are attributable to the following -

	For the Year Ended March 31,
	2017	2018
Property, plant and equipment and intangible assets	6,001	18,438
Trade and other receivables	17,994	36,990
Rent equalisation reserve	372	1,021
Employee benefits	4,540	12,614
Minimum alternate tax recoverable	4,863	5,027
Provision for expenses	—	26,642
Deferred tax asset	33,770	100,732
OCI gratuity	2,104	1,917
Total deferred tax asset (A)	35,874	102,649
Deferred tax liabilities are attributable to the following -
Property, plant and equipment & intangible assets	—	(44,460)
Total deferred tax liability (B)	—	(44,460)

Net deferred tax asset (A-B)	35,874	58,189

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	Balance as on March 31, 2017	Acquired through business combination (refer to Note 43)	Recognised in profit or loss	Recognised in other comprehensive income	Unused/utilized tax credit	Balance as on March, 31 2018
Property, plant and equipment and intangible assets	6,001	(37,319)	5,295	—	—	(26,022)
Trade and other receivables	17,994	26,024	(7,028)	—	—	36,990
Rent equalization reserve	372	316	333	—	—	1,021
Employee benefits	4,540	15,620	(7,546)	—	—	12,614
Minimum alternate tax recoverable	4,863	—	—	—	164	5,027
Provision for expenses	—	—	26,642	—	—	26,642
OCI gratuity	2,104	—	—	(187)	—	1,917
Deferred tax assets	35,874	4,640	17,696	(187)	164	58,189

Pursuant to the section 115JB of Indian Income Tax Act, Group’s subsidiaries in India have calculated their tax liability for current income taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Accordingly, a deferred income tax asset of INR 5,027 (March 31, 2017: INR 4,863) has been recognized on the balance sheet as on March 31, 2018, which can be carried forward for a period of fifteen years from the year of recognition.

26.       Trade and other receivables

	March 31,
	2017	2018
Trade receivables (net of allowance)	1,928,346	3,937,580
Receivable from other related parties (refer to note 42)	19,433	56,979
Refund and other receivable (net of allowance)	22,596	14,312
Total	1,970,375	4,008,871

The trade receivables primarily consist of amounts receivable from airlines, hotels, corporate and retail customers pertaining to the transaction value.

The management does not consider, there to be significant concentration of credit risk relating to trade, refund and other receivables.

The movement in the allowance for doubtful debts and amounts impaired in respect of trade , refund and other receivables during the year was as follows:

	March 31,
	2017	2018
Balance at the beginning of the year	113,949	121,840
Provisions accrued during the year	80,193	119,388
Amount written off during the year	(72,083)	(52,229)
Effect of movement in exchange rate	(220)	1,266
Balance at the end of the year	121,839	190,265

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

27.       Other financial assets, current

	March 31,
	2017	2018
Interest accrued on term deposits	37,051	6,883
Interest accrued on advances to related parties (refer to note 42)	—	70
Security deposits	26,589	40,814
Total	63,640	47,767

Security deposit represents fair value of amount paid to landlord for the lease premises. As on March 31, 2018, remaining tenure for security deposits ranges from 1 to 6 years.

In the statement of cash flows, interest reinvested  on term deposits INR 98,472 (March 31, 2017: 82,603) has been adjusted against interest received under investing activities.

28.       Cash and cash equivalents

	March 31,
	2017	2018
Cash on hand	1,105	2,511
Credit card collection in hand	271,125	209,162
Balances with bank	1,230,028	2,229,498
Cash in transit	30,371	23,902
Total	1,532,629	2,465,073

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2018, the Group had available INR 710,450 (March 31, 2017: INR 500,450) of undrawn borrowing facilities.

29. Equity  share capital and share premium

Authorized shares

	March 31,
	2017	2018
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the company during the financial ending March 31, 2018. During the financial year ended March 31, 2017, the authorized share capital of the Company was increased  to 500,000,000 Ordinary Shares of a par value of US$0.0001 each, 10,000,000 Class A Non-Voting Shares of a par value of US$0.0001 each,  3,159,375  Class  F  Shares  of  a  par  value  of  US$0.0001  each  and  10,000,000  Preference  Shares  of  a  par  value  of US$0.0001 each

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	1,139,354	27	121,203
Exercise of option (Share-based payments)	130,665	1	24,503
Issue of treasury shares (refer to note on treasury shares below)	74,458	1	50,381
Issuance of shares*	2,593,994	18	1,670,878
Capital transaction involving the issuance of shares pursuant to business combination**	9,953,790	48	6,474,085
Preference shares converted into ordinary shares (refer to Note below)	19,936,595	538	6,179,225
Transaction cost*	—	—	(81,339)
Balance as at March 31, 2017	33,828,856	633	14,438,936

Balance as at April 1, 2017	33,828,856	633	14,438,936
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	818,954	5	636,085
Transaction with equity shareholders***	—	—	(112,406)
Balance as at March 31, 2018	34,647,810	638	14,962,615

* Refer to Note 43

** 33.83 million ordinary shares, with par value of USD 0.0001. Includes 3.159 million Class F shares issued as part of the business combination, with par value of USD 0.0001 each. Also refer to Note 43

***Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options. Accordingly 6,180,106 shares outstanding as at April 1, 2015 and 106,000 options exercised have been considered on post-split basis.

Terms/ rights attached to Ordinary Shares

The Company has three class of ordinary shares outstanding which entitles the holders with the following rights:

Ordinary shares

A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Ordinary shares Class A

Class A shares have identical rights to the Company ordinary shares, except the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with the Company Articles of Association.

Ordinary shares Class F

Class F shares shall have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but shall have no other rights.

In the event of liquidation of the Company, the holders of Ordinary and Class A ordinary shares are entitled to receive remaining assets of the Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Shares reserved for issuance against equity instruments

The Company reserved 1,844 shares (March 31, 2017 - 1,844, March 31, 2016- 1,844) for issuance at exercise price of INR 65.11 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

Pursuant to listing of Parent Company, Capital18 Fin Cap Private Limited (Capital 18) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,781(March 31, 2017: 569,781) and 172,635 (March 31, 2017: 172,635) Ordinary Shares of the Parent Company respectively.

As on March 31, 2018, Capital18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

For details of shares reserved for issuance under the warrant agreement with Innoven Capital Singapore Pte. Limited, a non banking finance company and Macquarie Corporate Holdings Pty Limited, refer to Note 32.

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2016	—	—
Issue of shares (refer to Note 30)	74,458	50,382
Own shares acquired*	—	11,219
Exercise of options(refer to Note 30)	(10,687)	(7,230)
Balance as at March 31, 2017	63,771	54,371

Balance as at April 1, 2017	63,771	54,371
Issue of shares	—	—
Exercise of options (refer to Note 30)	(35,871)	(24,287)
Balance as at March 31, 2018	27,900	30,084

*Out of the shares issued during the year ending March 31, 2017, Company had bought back 17,893 shares for INR 627.01 ($9.35) per share.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Preference  share capital and share premium

	Series A			Series B
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	12,000,120	53	176,542	7,805,600	35	442,615
Preference shares converted into ordinary shares*	(12,000,120)	(53)	(176,542)	(7,805,600)	(35)	(442,615)
Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—
Balance as at March 31, 2018	—	—	—	—	—	—

	Series C			Series D
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	6,093,357	26	912,981	8,275,383	39	2,819,381
Preference shares converted into ordinary shares*	(6,093,357)	(26)	(912,981)	(8,275,383)	(39)	(2,819,381)
Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—
Balance as at March 31, 2018	—	—	—	—	—	—

	Series E			Series F
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	4,279,423	26	1,000,191	2,611,796	17	827,858
Preference shares converted into ordinary shares*	(4,279,423)	(26)	(1,000,191)	(2,611,796)	(17)	(827,858)
Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—
Balance as at March 31, 2018	—	—	—	—	—	—

Series A Preference Shares

All the series A preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 1.73 ($0.02667) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series A Preference Share, payable annually when, as and if declared by the Directors. Series A preference shares would rank above the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series A preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series A Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 21.57 ($0.33333 per share) (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series A Preference Shares are not redeemable.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Series B Preference Shares

All the series B preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 6.63 ($0.10249) per share per annum (as adjusted for stock splits, stock dividend, re-capitalization and alike) on each outstanding Series B Preference Share, payable annually when, as and if declared by the Directors. Series B preference shares would rank above the Series A Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series B preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series B Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 97.54 ($1.50699) per share (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series B Preference Shares are not redeemable.

Series C Preference Shares

All the series C preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 19.00 ($0.28640) per share per annum (as adjusted for stock splits, stock dividend, re-capitalization and alike) on each outstanding Series C Preference Share, payable annually when, as and if declared by the Directors. Series C preference shares would rank above the Series B Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series C preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series C Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 237.46 ($3.58000) per share (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series C Preference Shares are not redeemable.

Series D Preference Shares

All the series D preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 38.15 ($0.57520) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series D Preference Share, payable annually when, as and if declared by the Directors. Series D preference shares would rank above the Series C Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series D preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series D Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 449.64 ($6.7789) per share (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series D Preference Shares are not redeemable.

Series E Preference Shares

All the series E preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 20.61 ($0.31070) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series E Preference Share, payable annually when, as and if declared by the Directors. Series E preference shares would rank above the Series D Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series E preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series E Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 257.61 ($3.88370) per share (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series E Preference Shares are not redeemable.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Series F Preference Shares

All the series F preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 26.32 ($0.3968) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series F Preference Share, payable annually when, as and if declared by the Directors. Series F preference shares would rank above the Series E Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series F preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series F Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 329.02 ($4.9603) per share (hereinafter referred to as the “Conversion Price”) as adjusted for certain stock splits, dilutive issuances and combinations. The Series E Preference Shares are not redeemable.

Liquidation Preference

In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preference Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Ordinary Shares by reason of their ownership thereof an amount equal to INR 22.12 ($0.33333) per share for each Series A Preference Share, INR 84.98 ($1.28113) per share for each Series B Preference Share, INR 237.46 ($3.58) per share for each Series C Preference Share, INR 476.91 ($7.19) per share for each Series D Preference Share, INR 257.61 ($3.8837) per share for each Series E Preference Share and INR 329.02 ($4.9603) per share for each Series F Preference Share, as held by them. Such amount shall be adjusted for recapitalization if any plus declared but unpaid dividends. Further the preference shareholders do not have right to redemption and are entitled to participate in the surplus assets available with the company, pari passu with other shareholders of the company in proportion to their respective shareholding on an as-converted basis existing immediately prior to the occurrence of a liquidation event.

The holders of the Series F Preference Shares shall be entitled to receive the greater of either of:

(a) INR 329.02 ($4.9603) per share for each Series F Preference Share, as held by them and participate in the surplus assets available with the company, pari passu with other shareholders (mentioned above paragraph) or

(b)  The holders of the Series F Preference Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Ordinary Shares and Series A Preference Shares, Series B Preference Shares, Series C Preference Shares, Series D Preference Shares and Series E Preference Shares by reason of their ownership thereof, an amount per share equal to INR 493.52 ($7.4404) per share (as adjusted for any Recapitalization) for each Series F Preference Share then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series F Preference Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably on a pari passu basis among the holders of the Series F Preference Shares in proportion to the preferential amount each such holder is otherwise entitled to receive.”

The Company has evaluated the terms of preference shares and concluded equity as the appropriate classification in accordance with accounting policy (refer to Note 2.5).

*On December 16, 2016, all the series of preference shares got converted into ordinary shares of the parent company as follow:

	Numbers of Shares	Conversion ratio (to ordinary share)	Number of Ordinary Shares	Number of shares after share split*
Series A Preference Shares	12,000,120	1.18	14,169,808	2,612,322
Series B Preference Shares	7,805,600	1.55	12,059,947	2,223,352
Series C Preference Shares	6,093,357	2.94	17,925,868	3,304,783
Series D Preference Shares	8,275,383	4.96	41,051,337	7,568,156
Series E Preference Shares	4,279,423	3.11	13,294,473	2,450,947
Series F Preference Shares	2,611,796	3.69	9,639,030	1,777,036
	41,065,679		108,140,463	19,936,595

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

*On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares.

No preference shares are outstanding as on March 31, 2018 and 2017.

30. Other capital reserve

Other capital reserve

	Share-based payments	Equity Instruments	Warrant	Total
March 31, 2016	174,479	341	—	174,820
Share-based payments expense during the year	586,932	—	—	586,932
Exercised during the year	(19,690)	—	—	(19,690)
Expired during the year	(8,614)	—	—	(8,614)
March 31, 2017	733,107	341	—	733,448
Share-based payments expense during the year	734,512	—	—	734,512
Issuance of warrants (refer to Note 32)	—	—	23,258	23,258
Exercised during the year	(650,860)	—	—	(650,860)
Forfeited during the year	(4,592)	—	—	(4,592)
Expired during the year	(2,802)	—	—	(2,802)
March 31, 2018	809,365	341	23,258	832,964

30.1   Equity instruments

The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 65.11 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2   Share based payments

2006 Share Plan and 2006 India Share Plan

The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2018 (1,316,765 ordinary shares as at March 31, 2017) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase 657,130 ordinary shares have been granted and are outstanding as at March 31, 2018 (March 31, 2017: 698,965 ordinary shares).

The share-based payment awards have the following vesting period under the same plan:-

1) 60 months, the first tranche vests after two years, while the remaining awards vest in equal installments on quarterly basis over the remainder of the vesting period.

2) 12 equal installments over 12 months.

3) 50% vest over 16 equal quarterly installments starting Dec 1, 2013; 25% vest if the “2015 Milestones” are met and then in eight quarters starting July 1, 2015; 25% vest if the “2016 Milestones” are met and then in four quarters starting July 1, 2016.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017		2018
	No. of shares*	Weighted average EP per share	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	885,658	250.02	698,965	279.43
Granted during the year	—	—	—	—
Forfeited during the year	56,026	164.21	6,913	289.04
Exercised during the year	130,668	88.46	34,922	167.39
Number of options outstanding at the end of the year	698,965	279.43	657,130	287.05

Vested and not exercised	640,589	279.29	656,454	287.06

*On December 16, 2016, the Parent Company effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

The weighted average remaining contractual life for the share options outstanding as at March 31, 2018 was 4.61 years (March 31, 2017: 5.46 years).

The range of exercise prices for options outstanding at the end of the year was INR 254.28 to INR 353.17 (March 31, 2017: INR 125.38 to INR 351.07).

During the year ended March 31, 2018, share based payment expense for these options was recognized under personnel expenses amounted to INR 432 (March 31, 2017: INR 9,183 and March 31, 2016: INR 19,370). Refer to Note 11.

Company did not grant any options under this plan during the fiscal year ended March 31, 2018 and March 31, 2017

Restricted Stock Unit Plan (RSU)

On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share units (RSU’s), under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU’s, 74,458 shares have already been issued as part of treasury shares (Refer to Note 28)

The terms and conditions for 2,000,000 RSU’s:

1) RSUs have daily graded vesting over a two year period.

2) RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting.

3) RSU’s grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company or by net settlement menthod as per IFRS 2 Share-based payment.

During the year, the Company had modified the vesting condition and 1,925,542 RSUs would vest in installments with one-fourth of the shares of RSUs vested on June 30, 2017 and three-quarters of RSUs vesting in six equal quarterly anniversaries following June 30, 2017 with the last quarter vesting on December 15, 2018.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017	2018
	No. of shares	No. of shares
Number of RSU’s outstanding at the beginning of the year	—	1,684,024
Granted during the year	2,000,000	—
Repurchased	999	—
Forfeited during the year	—	3,606
Expired during the year	—	724
Vested during the year	314,977	960,119
Number of RSU’s outstanding at the end of the year	1,684,024	719,575

Vested and not exercised	—	—

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2018 was 0.38 years (March 31, 2017: 0.88).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2017: Nil).

During the year ended March 31, 2018, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR 633,172 (March 31, 2017: 577,749 and March 31, 2016: Nil). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended:

	March 31,
	2017	2018
Weighted average Fair value of ordinary share at the measurement date (USD)	10	—
Risk—free interest rate (%)	0% - 2%	—
Expected volatility (%)	48%	—
Expected life of RSU’s	0-2 Years	—
Dividend Yield	0%	—
Model used	Black- Scholes Valuation	—

The expected life of RSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 6,439,760 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2018, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

During the year ended March 31, 2018, the Company pursuant to the “2016 Plan”, options to purchase 337,749 ordinary shares have been granted and 337,749 are outstanding as at March 31, 2018.

The share-based payment awards have the following vesting period under the same plan:-

1) 197,749 share options will vest over a period of two years in equal monthly installments commencing from first vesting on

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020.

2) 140,000 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to one-sixteenth of the total number of stock options and with the last such vesting on November 1, 2021.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2018
	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	—	—
Granted during the year	337,749	591.99
Number of options outstanding at the end of the year	337,749	591.99

Vested and not exercised	18,550	606.26

The weighted average remaining contractual life for the share options outstanding as at March 31, 2018 was 6.09 years (March 31, 2017: Nil).

The range of exercise prices for options outstanding at the end of the year was INR 508.51 to INR 651.10.

During the year ended March 31, 2018, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 7,748 (March 31, 2017: Nil and March 31, 2016: Nil). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended

March 31, 2018
Weighted average Fair value of ordinary share at the measurement date (USD)	7.09
Risk—free interest rate (%)	2.31% - 2.42%
Expected volatility (%)	36.10% - 36.55%
Expected life of share options	2.52 - 4.95
Dividend Yield	0%
Model used	Black-Scholes Valuation

The expected life of share options has been taken as mid point between first and last available exercise date.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

Restricted Stock Unit Plan (RSU) “2016 Plan”

The Company pursuant to the “2016 Plan” had approved a grant of 604,456 Restricted Stock Units (“RSUs”) and 547,390 are outstanding as at March 31, 2018 (March 31, 2017: Nil).

The restricted stock unit awards have the following vesting period:-

1)   87,879 RSUs granted, vesting of these RSAs would commence from May 31, 2017 with first vesting equivalent to 1/8th of the Balance RSAs for each of the employees and 1/8th getting vested at the end of each subsequent quarters till February 28,2019.

2)   4300 RSUs were fully vested on the grant date.

3)   7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.

4)   20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1,2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.

5)   479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.

March 31, 2018
No. of shares
Number of RSU’s outstanding at the beginning of the year	—
Granted during the year	603,792
Forfeited during the year	6,535
Expired during the year	283
Net Settlement	—
Vested during the year	49,584
Number of RSU’s outstanding at the end of the year	547,390

Vested and not exercised	—

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2018 was 0.45 years (March 31, 2017: Nil).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2017: Nil).

During the year ended March 31, 2018, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR 88,829 (March 31, 2017: Nil and March 31, 2016: Nil). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended:

March 31,
2018
Weighted average Fair value of ordinary share at the measurement date (USD)	6.68
Risk—free interest rate (%)	2%-2.5%
Expected volatility (%)	35%-37%
Expected life of RSU’s	0-4 Years
Dividend Yield	0%
Model used	Black-Scholes Valuation

The expected life of RSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

31. Components of other comprehensive loss

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2016	2017	2018
Actuarial loss on defined benefit plan:
Actuarial loss on obligation	(9,758)	(8,873)	(5,047)
Income tax expense	355	733	187
Total	(9,403)	(8,140)	(4,860)

Foreign currency translation differences	(18,615)	44,997	(9,879)
Income tax expense	—	—	—
Balance at the end of period	(18,615)	44,997	(9,879)

32. Borrowings

	March 31,
	Term	2017	2018
Current
Finance lease liabilities	Less than 1 year	4,544	4,920
Vehicle loan	Less than 1 year	9,430	14,310
Secured loan from banks/NBFC’s*	Less than 1 year	—	472,630
Total		13,974	491,860

Non-Current
Finance lease liabilities	More than 1 year	8,307	3,992
Vehicle loan	More than 1 year	22,595	31,813
Secured loan from banks/NBFC’s*	More than 1 year	—	324,164
Total		30,902	359,969

* Non-Banking Financial Company

				Carrying amount
	Currency	Interest Rate	Year of Maturity	March 31,
				2017	2018
Secured bank loans/NBFC’s	INR	14.75%	2019-2020	—	400,116
Vehicle loan	INR	8-10%	2017-2022	32,025	46,123
Finance lease liabilities	SGD	2.99% to 3.18%	2019-2021	12,851	8,913
Secured bank loans	USD	9.0%	2019-2020	—	396,677
				44,876	851,829

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Term loan - Innoven capital

Term loan amounting to INR 250,000 was taken by the Group, during the year ended March 31, 2014 and that carries an interest of 14.40% per annum. The Group received the amount in two tranches of INR 150,000 in November 2013 and INR 100,000 in March 2014. The loan is repayable in 31 and 30 monthly instalments of INR 4,838 and INR 3,333 respectively each along with interest. The loan is secured by hypothecation of fixed and current assets, both existing and future, including all intellectual property rights.

On January 20, 2017, Yatra Online Private Limited, a subsidiary of the Parent Company, prepaid the outstanding amount, amounting to INR 10,309 which includes prepayment charges of INR 200.

During the current financial year, a further loan was taken amounting to INR 1,002,858 (USD 7.8 million and INR 495 million) that carries an interest of 9% per annum on loan taken outside India and an interest of 14.75% on loan taken in India.  The Group received the amount in two tranches of INR 672,550 (USD 5 million and INR 320 million) and INR 357, 308 (USD 2.8 million and INR 175 million). The loan is repayable in 26 and 23 instalments of INR 12,521 (USD 0.2 million) and INR 7,926 (USD 0.12 million) respectively each along with interest for the loan taken outside India.  For the borrowing in India the loan is repayable in 26 and 23 instalments of INR 12,308 and INR 7,609 respectively each along with interest. Pursuant to the loan, the Company has also issued 154,000 warrants to Innoven for them to be subscribed to equivalent number of shares at an exercise price of $12 per share up to September 2022 (refer Warrants section below).

Term loan — Macquarie

On July 24, 2015, the Group has taken a term loan of INR 326,616. The loan carries interest in two parts, cash interest rate at 5% p.a and PIK (Pay in kind) interest rate at 3.5% p.a., PIK interest rate is payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date is extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall be increase to 5.0% per annum.

Share of the subsidiaries of the group THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. are pledged against the loan.

The term of the loan is for twelve (12) months from the borrowing date and the maturity date shall automatically be extended to the date falling twenty four (24) months after the borrowing date provided that, if no default has been occurred and is continuing.

Group may not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date.

The proceeds of the loan are solely to fund the working capital requirements of the group, to pay for operational and capital expenditure items, equity investments in its subsidiaries and for general corporate and administrative purposes of the borrower and its subsidiaries (including the payment of any closing costs and fees owned by the borrower to the lender in connection with the transactions contemplated by this agreement and the loans documents).

On December 29, 2016, the Parent Company, prepaid the outstanding amount amounting to INR 359,829.

Warrants

In conjunction with various financing transactions, the Company issued warrants (except quoted warrants) to purchase the Company’s common stock and preference shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit and loss account. The Company estimates the fair values of the warrants at each reporting period using a Black-Scholes option-pricing model.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

During the current year, the Company had further allotted warrants against the loan facility, the fair values of the warrants was taken using a Black-Scholes option-pricing model as on the date of the allotment. These warrants are classified to be equity instruments and accounted in the financial basis the same.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Warrants give the holder the right to purchase Common shares/preference shares from the issuer at a specific price within a certain time frame. The details of the warrants issued is as follows :

	Number of shares	Date of issue	Exercise price	Expiration date
Silicon Valley Bank - Convertible to preference shares -Series D*	31,293	27-Nov-13	INR 465.36 ($7.19)	26-Nov-20
Silicon Valley Bank - Convertible to preference shares -Series E*	25,749	27-Nov-13	INR 251.12 ($3.88)	26-Nov-20
Macquarie Corporate Holdings Pty Limited - Ordinary shares**	46,458	24-Jul-15	INR 1,751.46 ($26.90))	24-Jul-23
Innoven Capital - Ordinary shares	154,000	12-Sep-17	INR 781.32 ($12)	12-Sep-22

* Silicon Valley Bank warrants were converted into 10,865 ordinary shares pursuant to net settlement date during the financial year 2017.

**On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

Refer to Note 7 (considered derivative instruments) and Note 30 (considered equity), for movement in warrants during the year.

Vehicle loan

This includes the vehicles taken on loan by the company. Refer to Note 19.

Finance lease liabilities

Finance lease liabilities include the vehicles taken on finance lease by the company. Refer to Note 19.

33. Trade and other payables

	March 31,
	2017	2018
Trade creditors	2,334,933	3,977,674
Accrued expenses	380,081	381,880
Payable to other related parties (refer to Note 42)	5,581	16,767
Refund and other payables	427,949	673,309
Total	3,148,544	5,049,630

Trade creditors include amount payable for advertisement expenses to BCCL of Nil (March 31, 2017: 390,000). During the previous year March 31, 2017, BCCL had agreed to waive its right to exercise the Warrants under Warrant Subscription Agreement and Yatra India settled BCCL liability with the payment of an aggregate sum of INR 390,000 (including interest INR 90,000) under the terms of advertisement agreement with no further liability on the Group. During the first quarter of current financial year, the Company had paid this liability in full.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

34.  Employment benefit plan

	March 31,
	2017	2018
Defined benefit plan	62,434	87,009
Liability for compensated absences	41,920	67,624
Total liability	104,354	154,633
Defined benefit plan asset (refer to note 21)	—	7,835
Total asset	—	7,835
Net unfunded liability	62,434	79,147

The Group’s gratuity scheme for its employees in India, is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salary and the years of employment with the Group. The benefit plan is partially funded. The following table sets out the disclosure in respect of the defined benefit plan.

Movement in obligation

	March 31,
	2017	2018
Present value of obligation at beginning of year	53,403	70,951
Acquired through business combination		22,589
Interest cost	3,484	4,715
Current service cost	11,824	14,633
Past service cost		8,683
Actuarial loss on obligation
-economic assumptions	6,591	(1,792)
-demographic assumptions	2,054	6,139
Benefits paid	(6,405)	(10,210)
Present value of obligation at closing of year	70,951	115,708

Movement in plan assets

	March 31,
	2017	2018
Fair value of plan assets at beginning of the year	8,166	8,517
Acquired through business combination		27,578
Employer contributions	387	1,612
Benefits paid	(399)	(2,014)
Earning on assets	591	1,442
Actuarial loss on plan assets	(228)	(601)
Fair value of plan assets at end of the year	8,517	36,534

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Unfunded liability

	March 31,
	2017	2018
Current	7,227	13,687
Non-current	55,207	65,487
Unfunded liability recognized in statement of financial position	62,434	79,174

Components of cost recognized in profit or loss

	March 31,
	2016	2017	2018
Current service cost	8,483	11,824	14,633
Past service cost	—	—	8,683
Net interest cost	2,599	3,483	4,715
Expected return on plan assets	(588)	(591)	(1,442)
	10,494	14,716	26,589

Amount recognised in other comprehensive income

	March 31,
	2016	2017	2018
Actuarial loss on obligation*	9,758	8,873	5,047

*Refer to Note 31 for the movement during the year.

The principal actuarial assumptions used for estimating the group’s defined benefit obligations are set out below:

	March 31,
	2017	2018
Discount rate	6.50%	6.80 -7.10%
Future salary increase	11.00%	5-11%
Average expected future working life (years)	2.27-3.30	2.33-3.7
Retirement age (years)	58	58
Mortality table	IALM* (2006-08) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	70%	40-70%
From 31 to 44 years	30%	30-35%
Above 44 years	3%	3-5%

*Indian Assured Lives Mortality (2006-08) Ultimate represents published mortality table used for mortality assumption.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2017	2018
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(1,627)	(2,696)
b) Impact due to decrease of 0.50%	1,716	2,844

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	1,126	2,251
b) Impact due to decrease of 0.50%	(1,127)	(2,188)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. These analysis are based on a change in a significant assumption, keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2017	2018
Year 1	15,744	27,738
Year 2	12,881	18,805
Year 3	9,664	15,187
Year 4	8,045	11,567
Year 5	5,847	9,851
Year 6-10	21,544	35,676
Total expected payments	73,725	118,824

35          Deferred revenue

	March 31,
	2017	2018
Global Distribution System provider	866,712	1,365,932
Loyalty program	131,142	104,778
Other	411	—
Total	998,265	1,470,710
Non-current	458,703	599,612
Current	539,562	871,098
Total	998,265	1,470,710

Deferred revenue represents the amount received upfront by the group as a part of commercial arrangement with the Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on its website or other distribution channels. The same is recognized as revenue for actual airline tickets sold over the total number of  airline tickets to be sold as per the term of the agreement and the balance amount is recognized as deferred revenue.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017	2018
At 1 April	1,358,847	998,265
Deferred during the year	52,171	1,098,695
Recorded in statement of profit or loss	(412,752)	(626,250)
At 31 March	998,265	1,470,710

36. Other financial liabilities

	March 31,
	2017	2018
Non-current
Share warrants	2,066	84
Contingent dividend	2,913	—
	4,979	84
Current
Due to employees	115,271	196,956
Share warrants	1,335,352	1,914,520
Liability for the acquisition of business (refer to Note 43)	—	904,727
Total	1,450,623	3,016,203

37. Other non financial liability, non-current

	March 31,
	2017	2018
Lease rent equalization	3,598	5,815
Total	3,598	5,815

38. Other current liabilities

	March 31,
	2017	2018

Advance from customers	480,711	894,487
Lease rent equalization	3,644	2,327
Statutory liabilities	59,952	260,786
Interest Accrued on Term Loan	—	7,647
Other liabilities	70,755	80,700
Total	615,062	1,245,947

Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings and Packages.

39. Commitment and contingencies

a) Capital and other commitments:

• Contractual commitments for capital expenditure pending execution were INR 7,745 as at March 31, 2018 (INR 37,124 as at March 31, 2017). Contractual commitments for capital expenditure are relating to acquisition of vehicle, furniture and fixture, computer software and websites, computer hardware.

• Contractual commitments for revenue expenditure pending execution were INR 40,683 as at March 31, 2018 (INR 92,890 as at March 31, 2017). Contractual commitments for revenue expenditure are relating to advertisement services.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

b) Contingent liabilities

i) Claims not recognised as liability were INR 65,175 as at March 31, 2018 (INR 44,950 as at March 31, 2017).

These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. This also includes INR 1,000 as at March 31, 2018 (INR 1,000 as at March 31, 2017) towards claim for copyright infringement. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

ii) INR 254,246 as at March 31, 2018 (INR 19,690 as at March 31, 2017), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

iii) INR 108,540  as at March 31, 2018 (INR 2,806 as at March 31, 2017), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c) Operating lease commitment — Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate. These leases have various extension options and escalation clause. As per the agreements maximum obligation on long term non-cancellable leases are as follows:

The future minimum lease payment obligation as lessee as under:

	March 31,
	2017	2018
Within one year	109,320	118,351
After one year but not more than five years	104,083	155,220
More than five years	8,484	11,153
Total	221,887	284,724

During the year ended March 31, 2018, INR 178,650 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2017: INR 148,738 and March 31, 2016: INR 142,350)

d) Finance lease commitment — Group as lessee

The Group has finance leases for vehicles. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are, as follows:

	March 31,
	2017	2018
Within one year	5,425	5,819
After one year but not more than five years	9,600	4,481
Total	15,025	10,300
Less: amount representing finance charges	2,174	1,387
Present value of minimum lease payments	12,851	8,913

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies

The Group’s activities are exposed to variety of financial risk: credit risk, liquidity risk and foreign currency risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are summarized below:

a) Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2017	2018
Trade and other receivables	1,970,375	4,008,871
Other financial assets	3,147,918	530,098
Total	5,118,293	4,538,969

The age of Trade and other receivables at the reporting date was:

	March 31,
	2017	2018
0 - 30 days	1,314,822	2,938,193
31 - 90 days	466,215	568,903
91 - 180 days	115,516	281,749
More than 180 days	73,822	220,026
Total	1,970,375	4,008,871

Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Group believes that no impairment allowance is necessary, except for as disclosed in Note 26, in respect of trade receivables.

b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the consolidated entity aims to maintain flexibility in funding by keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2018 and 2017.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

As at March 31, 2017

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	32,025	37,807	11,913	25,894	—
Finance lease liabilities	12,851	15,025	5,425	9,600	—
Trade and other payables	3,148,544	3,148,544	3,148,544	—	—
Other current liabilities	245,978	245,978	245,978	—	—
Total	3,439,398	3,447,354	3,411,860	35,494	—

As at March 31, 2018

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	46,123	52,991	17,624	35,367	—
Finance lease liabilities	8,913	10,300	5,819	4,481	—
Trade and other payables	5,049,630	5,049,630	5,049,630	—	—
Term loan	796,794	882,490	554,189	328,301	—
Other current liabilities	1,390,068	1,390,068	1,390,068	—	—
Total	7,291,528	7,385,479	7,017,332	368,149	—

*Represents Undiscounted cash flows of interest and principal

Based on the past performance and current expectations, the Group believes that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with its existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect or the availability of the requirement of capital resources.

c) Foreign currency risk

Foreign currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures.

The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables).

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro and GBP against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 5% appreciation of the USD, Euro and GBP currency as indicated below, against the INR would have decreased loss by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017	2018
5% strengthening/weakening of USD against INR	351	7,561

5% strengthening/weakening of Euro against INR	569	2,319

5% strengthening/weakening of GBP against INR	1,085	1,971

41. Capital management

For the purpose of the Group’s capital management, capital includes issued capital, convertible preference shares, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the bank to immediately call interest-bearing loans and borrowings. During the financial year March 31 2018, the company had taken a loan from Innoven Capital (refer to Note 32). During the financial year March 31, 2017, Company had received additional capital through business combination (refer to Note 43) and Company had paid off loan taken from Macquarie and Innoven Capital (refer to Note 32).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2018 and March 31, 2017.

The Group monitors capital using a debt equity ratio, which is debt divided by total equity.

	March 31,
	2017	2018
Interest bearing loans and borrowings (Note 32)	44,877	851,829
Less: cash and cash equivalents (Note 28)	(1,532,629)	(2,465,073)
Net debt	(1,487,752)	(1,613,244)

Share warrants (Note 36)	1,337,418	1,914,604
Equity	3,137,487	(224,918)
Total Equity	4,474,905	1,689,687

Gearing ratio (Net debt / total equity + net debt)	(49.81)%	(2,110.39)%

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

42.  Related party disclosures

For the purpose of the consolidated financial statements, parties are considered to be related to the group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationship:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish	Chief Financial Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora	Non-executive Director
	Mr. Sean Agarwal (from March 1, 2018)	Non-executive Director
	Mr. Sudhir Kumar Sethi	Non-executive Director
	Mr. Promod Haque (resigned on 13th October 2017)	Non-executive Director
	Mr. Amit Bapna (resigned on 12th December 2017)	Non-executive Director

Entities having significant influence	E-18 Limited
Reliance Capital Limited
IDG Ventures India Advisors Private Limited., India

Group Companies of entities having significant influence	Terrapin Partners, LLC

E-18 Limited
Reliance Retail Limited
Reliance Industries Limited Indiawin Sports Private Limited

Reliance Capital Limited
Reliance Infrastructure Limited
Reliance ADA Group Private Limited
Reliance Power
Reliance Communications Limited
Reliance General Insurance Company Limited
Reliance Defence Limited
Reliance Defence Systems Private Limited
Reliance Nippon Life Insurance Co Limited
Reliance Nippon Life Asset Management Limited
Reliance Home Finance Limited
Reliance Commercial Finance Limited
Reliance Infocomm Limited
Reliance Defence Systems & Tech Limited
Reliance Cement Company Private Limited

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

Other entities where the company considers there to be a significant influence due to significant transaction with investor	Macquarie Capital (USA) Inc.

Joint Venture Company	Adventure and Nature Network Private Limited

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2016	2017	2018
Significant Influence
Rendering of services	4	22,041	6,910
Interest expense	2,618	—	—
Loan taken	400,000	—	—
Loan repaid	400,000	—	—
Group Companies of entities having significant influence
Rendering of services	6,819	88,932	169,342
Advertisement expense	—	15,154	5,247
Interest expense	—	220	4,428
Communication expense	16,424	12,971	11,491
Legal and professional fees	—	—	5,497
Insurance expense	278	8	6
Other entities where the company considers there to be a significant influence due to significant transaction with investor
Legal and professional fees	—	101,353	—
Joint venture company
Rendering of services	3	—	—
Recovery of expenses	133	—	103
Loan given	—	—	7,500
Interest income	—	—	78

	March 31,
	2017	2018
Significant Influence
Trade payable	—	1,092
Trade receivable	4,640	3,504

Group Companies of entities having significant influence
Trade payable	5,581	15,675
Trade receivable	14,793	53,475

Joint venture company
Prepayment and other asset	86	7,759
Other current financial assets	—	70

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	March 31,
	2016	2017	2018

Short-term employee benefits	17,239	28,760	47,369
Contributions to defined contribution plans	22	22	22
Profit linked bonus	3,796	27,187	8,790
Directors Sitting fee’s	—	2,762	9,947
Share based payment	8,920	353,271	447,848
Total compensation paid to key management personnel	29,977	412,002	513,976

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

Provision for contingent dividend has not been considered, since the provision is based on the valuation report for all the Yatra’s shareholders and holders of certain options, warrants and share swaps.

During the financial year ending March 31, 2018, the Company had bought back Nil (March 31, 2017: 7,982) number of shares from key management personnel

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors’ Loan and Advances

Year ended	Interest income	Advances given	Repayment/ settlement of advances	Receivable
March 31, 2018	—	337	337	—
March 31, 2017	64	872	2,359	—

The Company has granted a unsecured loan to one director during the FY ending March 31, 2016 at interest of 9.75% p.a. This was repaid in full during the FY ending March 31, 2017.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination

Air Travel Bureau Limited (“ATB”)

On July 20, 2017, the “Company”, through its subsidiary, Yatra Online Private Limited (“Yatra India”) agreed to acquire all of the outstanding shares of Air Travel Bureau Limited (“ATB”) pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, ATB and the sellers party thereto (the “Share Purchase Agreement”).

Pursuant to the terms of the Share Purchase Agreement, the Company has agreed to acquire a majority of the outstanding shares of ATB (the “First Closing”) in exchange for an upfront payment of INR 509,999 (the “Upfront Payment”) and the balance of the outstanding shares of ATB (the “Second Closing”) will be acquired in exchange for the final payment to be made in third quarter of 2018 calendar year (the “Final Payment”). Based on the terms of the Share Purchase Agreement and management estimates, the Registrant expects the Upfront Payment and the Final Payment not to exceed a total purchase price of between INR 1,469,250 to INR 1,795,750. The transaction has been financed through a combination of debt and cash. The First Closing completed on August 4, 2017 and the Second Closing is expected to occur in the third quarter of 2018 calendar year, subject to other customary closing conditions.

This acquisition significantly strengthens the Company’s position in the large and growing corporate travel market in India. As a combined entity, Yatra became the largest corporate travel services platform in India by Gross Bookings. This acquisition will allow delivering best-in-class experiences to an even wider set of travelers, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base

The operations of ATB have been consolidated in the financial statements of the Group from July 31, 2017. In the year ended March 31, 2018, ATB contributed net revenue of INR 560,968 and profit of INR 7,586 to the Group’s result.

Acquisition-related costs

The Group incurred acquisition related costs of INR 5,943 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018.

Purchase consideration

Purchase consideration has been fair valued at INR 1,120,510 as at July 31, 2017 out of which INR 509,999 has been paid and balance has been shown under other current financial liabilities.

The purchase price of INR 1,120,510 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	1,245,235
Tangible assets	71,016
Long term liabilities	(695,088)
Customer base and relationships	134,681
Non compete agreements	16,861
Goodwill	400,254
Deferred tax liability	(52,449)
Total purchase consideration	1,120,510

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

The net assets recognized on July 31, 2017, were based on the provisional assessment of the Performance Linked Bonus (“PLB”), trade payables and trade receivables. Based on the revised assessment of the PLB income, trade payables and trade receivables, there was an increase in the net assets of INR 92,734 and there was also a corresponding decrease of goodwill of INR 92,734, resulting in INR 307,520 of total goodwill arising on the acquisition.

After taking the impact of the above adjustment on the date of the acquisition, the fair value of the trade receivables was INR 1,425,036. The gross amount of trade receivables is INR 1,442,300. The difference between the fair value and the gross amount is the result of an adjustment for counterparty credit risk. At March 31, 2018, INR 18,141 of the trade receivables has been impaired.

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	156,543
Cash paid	(510,000)
Net cash flow on acquisition	(353,457)

The table below shows the values and lives of intangibles recognised on acquisition:

	Life (years)
Customer base and relationships	15	134,682
Non compete agreements	3.5	16,861
Total Intangibles		151,543

Gross carrying amount	Goodwill
At April 1, 2017	653,666
Acquisition of a subsidiary	307,520
At March 31, 2018	961,186

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of ATB with those of the Group. The goodwill is not deductible for income tax purposes

The purchase consideration has been allocated preliminarily based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation. Any change in the consideration will be accounted through “consolidated statement of profit or loss and other comprehensive loss”.

Contingent consideration

As part of the share purchase agreement with the previous owner of ATB, a contingent consideration is to be paid based on certain performance conditions of the acquired business. As at the acquisition date, the fair value of the contingent consideration was estimated to be INR 1,120,510.

As at March 31, 2018, it is highly probable that the target will be achieved due to change in business conditions and better cash flow management. The fair value of the contingent consideration determined at March 31, 2018 reflects this development, amongst other factors and a remeasurement charge has been recognised through profit or loss.

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at July 31, 2017
Liability arising on business combination	610,510
Unrealized fair value changes recognized in profit or loss	294,344
As at March 31, 2018	904,854

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

The contingent consideration liability is due for final measurement and payment to the former shareholders in third quarter of 2018 calendar year, subject to other customary closing conditions.

Terrapin 3 Acquisition Corporation

On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin” or “TRTL”). Terrapin is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 in its IPO in July 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Pursuant to the business combination agreement, holders of shares of TRTL’s Class A common stock received ordinary shares of the Parent Company in exchange for their shares of TRTL’s Class A common stock on a one-for-one basis; holders of shares of TRTL’s Class F common stock received one Class F share of the Parent Company, which has no economic right but only a voting right similar to ordinary shares, for each share of TRTL’s Class F common stock: and each of TRTL’s outstanding warrants ceased to represent a right to acquire shares of TRTL’s Class A common stock and instead represent the right to acquire the same number of ordinary shares of the Parent Company, at the same exercise price and on the same terms as in effect immediately prior to the closing of the business combination.

For accounting purposes, the Parent Company is deemed to be the accounting acquirer in the Business Combination and consequently, the Business Combination is treated as a capital transaction involving the issuance of Parent Company shares.

The transaction has been consummated by the issuance of 6.794 million ordinary shares of Yatra Online, Inc. to holders of TRTL Class A common stock in exchange for their shares of TRTL Class A common stock on a one-for-one basis, the assumption of 34.675 million warrants issued to TRTL warrant holders and the issuance of 3.159 million Class F shares of Yatra Online, Inc. to TRTL Class F stockholders. Terrapin 3’s net assets of INR 2,404,373 were combined with the Company and the issuance of ordinary shares of the Parent Company was recorded at the fair value of INR 6,474,133 with the resulting difference amounting to INR 4,069,760, representing the listing expense reflected as listing and related expenses in statement of profit or loss.

The net assets of INR 2,404,373 acquired on December 16, 2016 includes:

Amount
Cash and cash equivalent	4,051,557
Current assets	8,285
Accounts payable	(23,797)
Warrants	(1,631,672)

Subsequent to consummation of business combination;

i) during December 2016, the Parent Company raised additional capital of INR 1,663,544 on private placement basis and certain warrant holders exercised their right resulting into additional share capital of INR 7,352.

ii) during December 2016, the Parent Company granted 2,000,000 restricted stock units (RSUs) to certain employees. Each unit of RSU entitles the holder to purchase one share of the Company, subject to requirement of vesting conditions. These RSUs have been issued subject to a two year repurchase right in favour of the Company such that the Company will be able to acquire any unvested shares for a nominal amount. The cost of RSUs determined by the fair value at the date of grant is being amortized on a monthly graded basis over the total vesting period. For details, refer note 30.

iii) during December 2016, the Parent Company declared contingent dividend of INR 2,368,275 to its shareholders, certain employees, warrant holders and swap shareholders. Such contingent dividend is payable only upon the achievement by the Company of defined net revenue and earnings before interest, tax, depreciation and amortization (EBITDA) metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018. As at March 31, 2018 the fair value of contingent dividend attributable to shareholders, amounting to Nil (March 31, 2017: INR 2,755) has been adjusted with equity and Nil (March 31, 2017: INR 292) attributable to employees and warrant holders, has been recorded in statement of profit or loss and other comprehensive loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

iv) the Parent Company incurred transaction costs amounting to INR 253,813 in March 31, 2017. An amount of INR 172,474 has been charged to statement of profit or loss and other comprehensive loss and INR 81,339 in statement of changes in equity under equity share premium.

44. Listing and related expenses

Listing and related expenses items included:

•        Listing expense amounting to Nil (March 31, 2017: INR 4,069,760 and March 31, 2016: Nil). Also refer to Note 43.

•       Transaction cost for consummation of business combination amounting to Nil (March 31, 2017: INR 172,474 and March 31, 2016: Nil)

•       Contingent dividend (basis reassessment of fair valuation) amounting to Nil (March 31, 2017: INR 292 and March 31, 2016: Nil) towards contingent dividend payable to holders of certain share options and share warrants.